Exhibit 99.60
OFFICER’S CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

RE:	Special Meeting of Shareholders of Glamis Gold Ltd. (the “Corporation”) to be held on Thursday, October 26, 2006 (the “Meeting”)
     With reference to National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Charles A. Jeannes, Executive Vice President, Administration, General Counsel and Secretary of the Corporation, in such capacity and not in his personal capacity, certifies for and on behalf of the Corporation, intending that the same may be relied upon by you without further inquiry, that:
1. in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;
2. in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and
3. the Corporation is relying upon section 2.20 of NI 54-101 in connection with the Meeting.
DATED as of the 3rd day of October, 2006.

“Charles A. Jeannes” Charles A. Jeannes
Executive Vice President, Administration
General Counsel and Secretary